September 17, 2013

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:                             GeoMet, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File No. 1-32960

Dear Mr. Schwall:

GeoMet, Inc. (the “Company”) hereby submits the following response to your letter dated September 10, 2013 (the “Comment Letter”), containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2012.

In this letter, we have reproduced your comment in italics typeface and have made our response in normal typeface.  In addition, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter. We respectfully request that the Staff provide any further comments at its earliest convenience.

Business and Properties, page 7

Areas of Operation, page 9

1.                                      We note your references in this section to transportation agreements. However, you have not filed such agreements as exhibits to your filing. Please provide your analysis as to whether such agreements are required to be filed as material contracts. Refer to Item 601(b)(10) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully note that the Company does not believe that the referenced contracts are required to be filed under Item 601(b)(10) of Regulation S-K.

Mr. H. Roger Schwall

September 17, 2013

These agreements are of a type that is common throughout the Company’s industry.  Thus, the Company believes that these agreements are ones that would “ordinarily accompan[y] the kind of business conducted” by the Company under Item 601(b)(10)(ii).

In addition, the Company does not believe that the referenced contracts are contracts upon which its “business is substantially dependent” under Item 601(b)(10)(ii)(B). In the event that our agreement with any one counter-party was terminated, we believe that we would be able to secure transportation for our products on substantially similar economic terms.

For the reasons set forth above, the Company does not feel that it is required to file these agreements as exhibits to the Registration Statement.

Directors, Executive Officers and Corporate Governance, page 73

2.                                      We note your disclosure that the information required by Item 10 of Form 10-K is incorporated by reference to your 2013 proxy statement. However, we note that you have not provided in you annual report on Form 10-K or in your 2013 proxy statement the disclosure required by Item 401 of Regulation S-K with respect to each of your executive officers. Please revise your disclosure to provide such information.

The disclosure required by Item 401 of Regulation S-K with respect to certain of the Company’s executive officers was inadvertently omitted from the Form 10-K for the year ended December 31, 2012 and the 2013 proxy statement. The disclosure was included in the Company’s Form 10-K/A for the year ended December 31, 2011 which was filed with the Commission on April 30, 2012. Since that time, no changes have occurred (other than age) to the executive officers’ biographical information. Accordingly, the Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2012 to provide the requested disclosure. The Company has reviewed and adjusted its disclosure controls to ensure that the disclosure will not be omitted again and confirms that its future filings on Form 10-K and future proxy statements will provide the required disclosure.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall

September 17, 2013

If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.  My contact information is provided below.

Sincerely,

/s/ Tony Oviedo
Tony Oviedo

Senior Vice President, Chief Financial Officer, and Chief Accounting Officer

Telephone: (713) 287-2262

Email: toviedo@geometcbm.com

cc:                                Karina V. Dorin

Laura Nicholson

Securities and Exchange Commission

George G. Young III

Judithe H. Little

Haynes and Boone, LLP